Filed pursuant to Rule 433
File No. 333-156187
September 22, 2009

Thomson Reuters Corporation
Final Pricing Term Sheet – 4.70% Notes due 2019

Issuer:	Thomson Reuters Corporation
Current Ratings:	Baa1/A-/A-/AL
CUSIP:	884903BG9
Security Type:	SEC Registered
Principal Amount:	$500,000,000
Maturity Date:	October 15, 2019
Coupon:	4.70%
Public Offering Price:	99.649%
Yield to Maturity:	4.744%
Spread:	+130 basis points
Benchmark Treasury:	UST 3.625% due August 15, 2019
Treasury Yield/Price:	3.444% / 101-16
Trade Date:	September 22, 2009
Settlement Date:	September 29, 2009
Interest Payment Dates:	April 15 & October 15, commencing April 15, 2010
Make-Whole Call:	Greater of Par or T+ 30 basis points
Joint Bookrunning Managers:	Banc of America Securities LLC Barclays Capital Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.
Senior Co-Managers	Morgan Stanley & Co. Incorporated RBS Securities Inc. UBS Securities LLC
Co-Managers
BMO Capital Markets Corp.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Jefferies & Company, Inc.
J.P. Morgan Securities Inc.
RBC Capital Markets Corporation
Standard Chartered Bank
TD Securities (USA) LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the following business day should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322, Barclays Capital Inc. toll free at 1-888-603-5847, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 or HSBC Securities (USA) Inc. toll free at 1-866-811-8049.